Quarterly Activities Report July – September 2022 Exhibit 99.1 Rule 4.7B Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Name of entity NOVONIX LIMITED ABN Quarter ended (“current quarter”) 54 157 690 830 30 SEPTEMBER 2022 Consolidated statement of cash flows Current quarter $A’000 Year to date (3 months) $A’000 1. Cash flows from operating activities 2,809 2,809 1.1 Receipts from customers 1.2 Payments for (2,142) (2,142) (a)research and development (b)product manufacturing and operating costs (1,117) (1,117) (c)advertising and marketing (367) (367) (d)leased assets - - (e)staff costs (8,785) (8,785) (f)administration and corporate costs (3,634) (3,634) 1.3 Dividends received (see note 3) - 1.4 Interest received - - 1.5 Interest and other costs of finance paid (662) (662) 1.6 Income taxes paid - 1.7 Government grants and tax incentives 78 78 1.8 Other (provide details if material) 8 8 1.9 Net cash from / (used in) operating activities (13,812) (13,812) 2. Cash flows from investing activities - - 2.1 Payments to acquire or for: (a)entities (b)businesses - - (c)property, plant and equipment (20,192) (20,192) (d)investments - - (e)intellectual property - - (f)other non-current assets (16) (16) ASX Listing Rules Appendix 4C (17/07/20) Page 1 + See chapter 19 of the ASX Listing Rules for defined terms. Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Consolidated statement of cash flows Current quarter $A’000 Year to date (3 months) $A’000 2.2 Proceeds from disposal of: - - (a)entities (b)businesses - - (c)property, plant and equipment - - (d)investments - - (e)intellectual property - - (f)other non-current assets - - 2.3 Cash flows from loans to other entities - - 2.4 Dividends received (see note 3) - - 2.5 Other – Refunds / (payments for security deposits 986 986 2.6 Net cash from / (used in) investing activities (19,222) (19,222) 3. Cash flows from financing activities - - 3.1 Proceeds from issues of equity securities (excluding convertible debt securities) 3.2 Proceeds from issue of convertible debt securities - - 3.3 Proceeds from exercise of options 18 18 3.4 Transaction costs related to issues of equity securities or convertible debt securities (10) (10) 3.5 Proceeds from borrowings - - 3.6 Repayment of borrowings (329) (329) 3.7 Transaction costs related to loans and borrowings - - 3.8 Dividends paid - - 3.9 Other (provide details if material) (121) (121) 3.10 Net cash from / (used in) financing activities (442) (442) 4. Net increase / (decrease) in cash and cash equivalents for the period 207,084 207,084 4.1 Cash and cash equivalents at beginning of period 4.2 Net cash from / (used in) operating activities (item 1.9 above) (13,812) (13,812) 4.3 Net cash from / (used in) investing activities (item 2.6 above) (19,222) (19,222) ASX Listing Rules Appendix 4C (17/07/20) Page 2 + See chapter 19 of the ASX Listing Rules for defined terms. Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Consolidated statement of cash flows Current quarter $A’000 Year to date (3 months) $A’000 4.4 Net cash from / (used in) financing activities (item 3.10 above) (442) (442) 4.5 Effect of movement in exchange rates on cash held 8,164 8,164 4.6 Cash and cash equivalents at end of period 181,772 181,772 5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Current quarter $A’000 Previous quarter $A’000 5.1 Bank balances 171,772 197,084 5.2 Call deposits 10,000 10,000 5.3 Bank overdrafts - - 5.4 Other (provide details) - - 5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above) 181,772 207,084 6. Payments to related parties of the entity and their associates Current quarter $A'000 6.1 Aggregate amount of payments to related parties and their associates included in item 1 907 6.2 Aggregate amount of payments to related parties and their associates included in item 2 - Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments. Payments to related parties (directors and Nick Liveris) includes director fees, salary and wages, bonuses and superannuation. ASX Listing Rules Appendix 4C (17/07/20) Page 3 + See chapter 19 of the ASX Listing Rules for defined terms. Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B 7. Financing facilities Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity. Total facility amount at quarter end $A’000 Amount drawn at quarter end $A’000 7.1 Loan facilities 60,333 58,124 7.2 Credit standby arrangements - - 7.3 Other (please specify) - - 7.4 Total financing facilities 60,333 58,124 7.5 Unused financing facilities available at quarter end 2,209 7.6 Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well. •Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 6.55%. As at 30 September 2022 the facility has been fully drawn down. •On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business will operate. The Group entered into a loan facility with BDC to purchase the land and buildings. The total available amount under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at 30 September 2022. Interest rate is variable and is currently 6.55%. The full facility is repayable in monthly instalments, commencing 31 December 2022 and ending 30 November 2047. The land and buildings have been pledged as security for the bank loan. •Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments, commencing 31 December 2023 and ending 30 November 2033. Interest rate is variable and is currently 6.05%. As at 30 September 2022 it has been drawn down to $500,000. • Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 September 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 December 2025. • Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 September 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 April 2020 and ending 1 March 2026. • Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 30 September 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026. • Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,000,000. As at 30 September 2022 it has been drawn down to $900,000. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036. • On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as at 30 September 2022. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan. ASX Listing Rules Appendix 4C (17/07/20) Page 4 + See chapter 19 of the ASX Listing Rules for defined terms. Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B 8. Estimated cash available for future operating activities $A’000 8.1 Net cash from / (used in) operating activities (item 1.9) (13,812) 8.2 Cash and cash equivalents at quarter end (item 4.6) 181,772 8.3 Unused finance facilities available at quarter end (item 7.5) 2,209 8.4 Total available funding (item 8.2 + item 8.3) 183,981 8.5 Estimated quarters of funding available (item 8.4 divided by item 8.1) 13.3 Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5. 8.6 If item 8.5 is less than 2 quarters, please provide answers to the following questions: 8.6.1Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not? Answer: N/A 8.6.2Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful? Answer: N/A 8.6.3Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis? Answer: N/A Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered. Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. 2 This statement gives a true and fair view of the matters disclosed. Date:28 October 2022 Authorised by: By the Chairman of the Board (Name of body or officer authorising release – see note 4) Notes 1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so. 2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been ASX Listing Rules Appendix 4C (17/07/20) Page 5 + See chapter 19 of the ASX Listing Rules for defined terms. Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”. 5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. ASX Listing Rules Appendix 4C (17/07/20) Page 6 + See chapter 19 of the ASX Listing Rules for defined terms.

Important Notice and Disclaimers ASX: NVX Nasdaq: NVX OTCQX: NVNXF The information contained in this presentation (the “Presentation”) has been prepared by NOVONIX Limited (ACN 157 690 830) (“the Company” or “NOVONIX”) solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision. Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited. Not an Offer This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation. Forward-Looking Statements This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. The Company has based such statements on its current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, regulatory developments in the United States, Australia and other jurisdictions, the continuation of the Company’s partnership with the Research Group of Dr. Mark Obrovac at Dalhousie University for the development of the Company’s technology, the Company’s ability to scale-up production of its anode or cathode materials and the Company’s ability to attract and retain key management and technology personnel. Forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward looking statements. The Company disclaims any obligation to update any forward-looking statements made in this Presentation to reflect events or circumstances after its date or to reflect new information or the occurrence of unanticipated events, except as required by law. Industry and Market Data This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party. Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports. Trademarks, Service Marks and Trade Names Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business. “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners.

TOC ASX: NVX Nasdaq: NVX OTCQX: NVNXF NOVONIX Notable Milestones U.S. Legislation Support of NOVONIX Business Plan NOVONIX Selected as Recipient of US$150 million in DOE Grant Funding Quarterly Activities Report (July – September 2022) Corporate Update NOVONIX Anode Materials (NAM) Update Battery Technology Solutions (BTS) and Cathode Synthesis Technology Update TOC NOVONIX Investment Highlights Our proprietary process technology and capabilities across the value chain drive innovation and commercial opportunities We develop and supply industry leading battery testing equipment We are the largest and fastest growing US based supplier of battery grade synthetic graphite with a GWh-scale contract with KORE Power Our offerings are directly compatible with today’s installed and planned battery manufacturing technology Demand for our technologies underpinned by exponential growth in EV sales and energy storage demand over the next decade and beyond We have a clear path to profitability with global tier 1 customer base Our leadership team is highly credentialed, continuing to successfully execute growth agenda

NOVONIX Notable Milestones

August 2021

09 Aug 2021: Phillips 66 announced US$150m strategic investment in NOVONIX, advancing NOVONIX's production of synthetic graphite for high-performance lithium-ion batteries.



23 Nov 2021: Ceremonial opening of NOVONIX's new Riverside facility attended by US Secretary of Energy, Jennifer Granholm.

19 Jan 2022: Phillips 66 and NOVONIX sign Technology Development Agreement to advance the production and commercialization of anode materials for lithium-ion batteries.

31 Jan 2022: Executed supply and investment agreements for ~12,000 tonnes with US-based KORE Power to advance and strengthen the domestic lithium-ion battery supply chain.



01 Feb 2022: American Depositary Receipts commenced trading on the Nasdaq and celebrated the milestone by ringing the Closing Bell.

6 June 2022: NOVONIX and Emera Technologies launch the first microgrid battery prototype for customer testing. The prototype unit will be part of an advanced microgrid energy storage system.

29 Jun 2022: Announced final results of a Life Cycle Assessment (LCA) conducted by Minviro, demonstrating NOVONIX's GX-23 synthetic anode graphite provides an approximate 60% decrease in global warming potential relative to conventional anode grades.



7 Oct 2022: NOVONIX Institute of Advanced Battery Technology is launched with Hamilton County Schools in Chattanooga, TN. It provides students with the skills and knowledge they need to succeed in the battery industry.


ENERGY
NOVONIX

19 Oct 2022: Recipient of US$150 million in DOE grant funding to support build-out of NOVONIX's next 30,000 tonne synthetic graphite manufacturing facility.

Today

NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF

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ASX: NVX Nasdaq: NVX OTCQX: NVNXF U.S. Legislation is Providing Direct Support to NOVONIX’s Business Plan IRA Tax Credits & Consumer Credit Inflation Reduction Act of 2022 ("IRA") includes an estimated $369 billion in investments related to "climate change and energy security“, including tax and other incentives to promote US production of electric vehicles ("EVs"), renewable energy technologies, and critical minerals, representing the "single biggest climate investment in U.S. history”, according to Senator Chuck Schumer. The IRA includes several provisions aimed at bolstering domestic and regional production of critical minerals. These include: $7,500 federal consumer tax credit, starting in 2023 based on the origin of materials and localization of manufacturing New "advanced manufacturing" and production tax credits $500 million appropriation for "enhanced" use of the Defense Production Act economic support under banner of national security $40 billion authorized for loan guarantees under Title XVII of the Energy Policy Act of 2005 Section 301 Tariffs From the Trade Act of 1974, if taken off suspension, would see tariffs imposed on foreign imports of graphite to help remove unfair market distortions imposed by China’s anticompetitive behaviors and size advantage in the battery materials sector. Includes a 25% tariff on artificial graphite imported from China. A waiver was applied to this material which is due to expire at the end of this year. A determination by the administration is anticipated after the mid-term election next month. DOE Loans DOE Loan Program Office (LPO) has $15.1 billion in loan authority to support the manufacture of eligible light-duty vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program (ATVM), authorized by the Energy Independence and Security Act of 2007, providing debt capital at U.S. Treasury rates.

Department of Energy Grant Funding ASX: NVX Nasdaq: NVX OTCQX: NVNXF NOVONIX Selected as Recipient of US$150 million in DOE Grant Funding A total of $7 billion in grant funding under President Biden’s Bipartisan Infrastructure Law (BIL) has been appropriated to strengthen the North American battery supply chain amidst surging demand and growing calls to onshore these critical industries On October 19, 2022, $2.8 billion was provided by DOE’s Office of Manufacturing and Energy Supply Chains (MESC) in collaboration with the Office of Energy Efficiency and Renewable Energy (EERE), authorized by last year’s BIL to boost domestic battery manufacturing and supply chains US$150 million Department of Energy (DOE) grant funding was awarded to NOVONIX to expand NAM’s domestic production of high-performance, synthetic graphite anode materials – one of 21 winners across 12 categories Specifically, the grant funds will be dedicated to the Company’s construction of a 30,000 tonnes per annum (tpa) U.S. manufacturing facility, including site selection, plant layout, and engineering design with capability for additional expansion Wednesday, October 19, 2022, DOE announced that NOVONIX was selected to enter negotiations to receive US$150 Million in grant funding to support a 30,000 tonnes per annum (tpa) synthetic graphite U.S. manufacturing facility

CEO, Chris Burns and CFO, Nick Liveris participated in the Evercore ISI Global Clean Energy & Transition Technologies Summit – 15 June 2022 2022 Annual Report to Shareholders released – 31 August 2022 Attended The Battery Show in Novi, Michigan and launched the new 10 AMP Ultra-high Precision Coulometry Module – 12 September 2022 CEO, Chris Burns and CFO, Nick Liveris attended the Wolfe Research Utilities, Midstream & Clean Energy Conference – 28 September 2022 Management continues to assess opportunities to develop the Mt. Dromedary high grade graphite deposit asset located in Northern Queensland, Australia Cash balance as of 30 September 2022: 181.772 million AUD Post Quarter Events: NOVONIX featured in OTC Markets Community Spotlight – October 2022 DOE announced that NOVONIX was selected to enter negotiations to receive US$150 Million in grant funding to support a 30,000 tonnes per annum (tpa) synthetic graphite U.S. manufacturing facility – 19 October 2022 NOVONIX announced the appointment of Daniel Akerson and Ron Edmonds to Board of Directors – 26 October 2022 Corporate Activities July – September 2022 ASX: NVX Nasdaq: NVX OTCQX: NVNXF

Complete full furnace and mill equipment installation in Corporate Place Tennessee to support anode material mass production and qualification Launched the NOVONIX Institute of Advanced Battery Materials in partnership with Hamilton County Future Ready Institute, Tennessee Provides career-focused learning aimed at equipping students with the skills and knowledge they need to succeed in the battery industry and other STEM innovation fields. Hosted and conducted a tour with Congressman Ro Khanna at Riverside facility. NOVONIX participated in Electric Vehicle Market panel hosted by Tennessee Valley Authority. Continuing engagements with Samsung SDI and Sanyo, and other tier 1 cell and automotive manufacturers for capacity planning in next production facility Post Quarter Event: DOE announced that NOVONIX Anode Material was selected to enter negotiations to receive US$150 Million in grant funding to support a 30,000 tonnes per annum (tpa) synthetic graphite U.S. manufacturing facility – 19 October 2022 NOVONIX Anode Materials Activities July – September 2022 ASX: NVX Nasdaq: NVX OTCQX: NVNXF

ASX: NVX Nasdaq: NVX OTCQX: NVNXF Battery Technology Solutions (BTS) and Cathode Activities Completed year on target for growth in hardware sales and service revenue Continued to grow key customer accounts and add new strategic accounts Shipped first Microgrid Energy Storage System prototype system out testing with Emera before potential field testing Launched a new 10 Amp Ultra High Precision Cycler system showcased at The Battery Show (September) Battery Technology Solutions Activities Expanding internal cathode development team and capabilities Continued progress development internally and collaboratively with Dr. Obrovac’s group at Dalhousie pursing new IP Completed installation of analytical lab to support full analysis of materials on-site Continued focus on high nickel and cobalt free materials benchmarking to industry leading materials Began installation for all key equipment to support 10 tonnes per year pilot line to be commissioned by December 2022 Post Quarter Event: Hosting Grand Opening event of location November 8th, 202 with Canadian Provincial Premier Tim Houston to attend Cathode Synthesis Technology Activities

ASX: NVX Nasdaq: NVX OTCQX: NVNXF Contact Information NOVONIX Anode Materials NOVONIX Battery Technology Solutions 1029 West 19th Street, Chattanooga, TN, 37408, USA 353 Corporate Place, Chattanooga, TN, 37419, USA 177 Bluewater Road, Bedford, NS B4B 1H1, Canada 110 Simmonds Drive, Dartmouth, NS B3B 1N9, Canada Send all investor queries to: ir@novonixgroup.com This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret